EXHIBIT 99.10

Infosys Technologies Limited and Subsidiaries

Consolidated Balance Sheets

(Dollars in millions except per share data)
	As of
	March 31, 2006	June 30, 2006
	(1)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$889	$392
Investments in liquid mutual fund units	170	358
Trade accounts receivable, net of allowances	361	408
Unbilled revenue	48	57
Prepaid expenses and other current assets	40	51
Deferred tax assets	1	2
Total current assets	1,509	1,268
Property, plant and equipment, net	491	496
Goodwill	8	91
Intangible assets, net	-	19
Deferred tax assets	13	12
Advance income taxes	18	19
Other assets	27	33
Total Assets	$2,066	$1,938
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$3	$2
Income taxes payable	-	1
Client deposits	2	2
Unearned revenue	44	54
Other accrued liabilities	160	147
Total current liabilities	209	206
Non-current liabilities
Other non-current liabilities	5	5
Minority interests	15	2
Stockholders' Equity
Common stock, $0.16 par value 600,000,000 equity shares authorized, Issued and outstanding -275,554,980 and 276,843,176 as of March 31, 2006 and June 30, 2006, respectively	31	31
Additional paid-in capital	410	444
Accumulated other comprehensive income	9	(46)
Retained earnings	1,387	1,296
Total stockholders' equity	1,837	1,725
Total Liabilities And Stockholders' Equity	$2,066	$1,938

(1) March 31, 2006 balances were obtained from audited financial statements

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and Subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)
	Three months ended June 30,
	2005	2006
Revenues	$476	$660
Cost of revenues	274	389
Gross profit	202	271
Operating Expenses:
Selling and marketing expenses	32	45
General and administrative expenses	37	56
Total operating expenses	69	101
Operating income	133	170
Gain on sale of long term investment	-	1
Other income, net	7	28
Income before income taxes and minority interest	140	199
Provision for income taxes	18	23
Income before minority interest	$122	$176
Minority interest	-	2
Net income	$122	$174
Earnings per equity share
Basic	$ 0.45	$ 0.63
Diluted	$ 0.43	$ 0.62
Weighted average equity shares used in computing earnings per equity share
Basic	269,581,842	274,995,563
Diluted	277,086,163	281,403,388

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and Subsidiaries

Unaudited Consolidated Statements of Stockholders' Equity and Comprehensive Income

(Dollars in millions)
	Common stock Shares	Common stock Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance as of March 31, 2005	270,570,549	$31	$266		$33	$923	$1,253
Common stock issued	852,318	-	23		-	-	23
Cash dividends	-	-	-		-	(46)	(46)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	-	-	12	-	-	-	12
Comprehensive income
Net income	-	-	-	$ 122	-	122	122
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes				1	1		1
Translation adjustment	-	-	-	4	4	-	4
Comprehensive income				$1 27
Balance as of June 30, 2005	271,422,867	$31	$301		$38	$999	$1,369
Balance as of March 31, 2006	275,554,980	$31	$410		$9	$1,387	$1,837
Common stock issued	1,288,196	-	31	-	-	-	31
Cash dividends	-	-	-	-	-	(265)	(265)
Amortization of stock compensation expenses	-	-	1	-	-	-	1
Income tax benefit arising on exercise of stock options			2	-	-	-	2
Comprehensive income
Net income	-	-	-	$174	-	174	174
Other comprehensive income
Translation adjustment	-		-	$(55)	$(55)		(55)
Comprehensive income		-	-	$119
Balance as of June 30, 2006	276,843,176	$31	$444		$(46)	$1,296	$1,725

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

(Dollars in millions)
	Three months ended June 30,
	2005	2006
OPERATING ACTIVITIES:
Net income	$122	$174
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	18	23
Minority interest	-	2
Amortization of stock compensation expenses	-	1
Deferred taxes	(1)	(2)
Others	-	(2)
Changes in assets and liabilities
Trade accounts receivable	20	(57)
Prepaid expenses and other current assets	(5)	(10)
Unbilled revenue	(3)	(11)
Income taxes	11	-
Client deposits	(1)	-
Unearned revenue	8	12
Other accrued liabilities	(18)	(9)
Net cash provided by operating activities	151	121
Investing Activities:
Expenditure on property, plant and equipment	(58)	(42)
Acquisition of minority interest in subsidiary	-	(116)
Investments in liquid mutual fund units	(64)	(375)
Redemption of liquid mutual fund units	36	180
Non-current deposits placed with corporations	(9)	(11)
Others	(1)	1
Net cash used in investing activities	(96)	(363)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options and income tax benefits	23	33
Payment of dividends	(46)	(264)
Net cash used in financing activities	(23)	(231)
Effect of exchange rate changes on cash	2	(24)
Net increase/(decrease) in cash and cash equivalents during the period	34	(497)
Cash and cash equivalents at the beginning of the period	410	889
Cash and cash equivalents at the end of the period	$444	$392
Supplementary information:
Cash paid towards taxes	$ 9	$25

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

1 Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Progeon Limited (Progeon), and wholly-owned subsidiaries Infosys Technologies ( Australia) Pty. Limited (Infosys Australia), Infosys Technologies ( Shanghai) Co. Limited (Infosys China) and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements and consolidation

The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company's annual report on Form 20-F for the fiscal year ended March 31, 2006.

1.3 Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6 Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as 'available for sale' are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under "Capital work-in-progress". Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9 Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10 Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11 Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12 Foreign currency

The functional currency of the company is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in 'Other comprehensive income', a separate component of stockholders' equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary's common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group's holding of the subsidiary's securities.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14 Income taxes

Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.15 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized .

1.16 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management's opinion, as of March 31, 2006 and June 30, 2006 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18 Retirement benefits to employees

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Progeon, contributions are made to the Progeon Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Till March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trusts.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19 Stock-based compensation

Till March 31, 2006, the company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company elected to continue to apply the intrinsic value-based method of accounting described above, and adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in millions except per share data)
Three months ended June 30, 2005
Net income, as reported	$122
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4)
Pro forma net income	$118
Earnings per share:
Basic - as reported	$0.45
Basic - pro forma	$0.44
Diluted - as reported	$0.43
Diluted - pro forma	$0.42

From April 1, 2006, the company adopted FASB Statement No.123(revised 2004), Share-Based Payment using the modified prospective approach. The company recorded amortization of stock compensation expense of $1 million during the three months ended June 30, 2006.

1.20 Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21 Equity issued by subsidiaries

Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

2 Notes to the unaudited consolidated financial statements

2.1 Trade accounts receivable

Trade accounts receivable as of March 31, 2006 and June 30, 2006, net of allowance for doubtful accounts of $2 million and $4 million, amounted to $361 million and $ 408 million. The age profile of trade accounts receivable, net of allowances, is given below.

In %
	As of
	March 31, 2006	June 30, 2006
Period (in days)
0 - 30	60.9	82.7
31 - 60	31.2	5.6
61 - 90	3.5	7.2
More than 90	4.4	4.5
	100.0	100.0

2.2 Loans to employees

The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with equity issues. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $28 million and $27 million were outstanding as of March 31, 2006 and June 30, 2006.

The required repayments of employee loans outstanding as of June 30, 2006 are as detailed below.

(Dollars in millions)
Repayment in the 12 months ending June 30,	Repayment
2007	$21
2008	3
2009	1
2010	1
2011	1
$27

The estimated fair values of the loan to employee's receivables amounted to $24 million as of March 31, 2006 and $25 million as of June 30, 2006. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.3 Non-Operating income

In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million during fiscal 2005. Further consideration of $1 million was received during the three months ended June 30, 2006 resulting in a gain of $1 million for the period.

Other income, net, consists of the following:

(Dollars in millions)
	Three months ended June 30,
	2005	2006
Interest income	$6	$11
Income from mutual fund investments	3	4
Foreign exchange gains/(losses), net	(2)	12
Others	-	1
	$7	$28

2.4 Income taxes

The provision for income taxes in the income statement comprises:

(Dollars in millions)
	Three months ended June 30,
	2005	2006
Current taxes
Domestic taxes	$6	$9
Foreign taxes	13	16
	19	25
Deferred taxes
Domestic taxes	(1)	(1)
Foreign taxes	-	(1)
	(1)	(2)
Aggregate taxes	$18	$23

All components of the aggregate taxes of $18 million and $23 million for the three months ended June 30, 2005 and 2006 are allocated to the continuing operations of the company. The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

(Dollars in millions)
	As of,
	March 31, 2006	June 30, 2006
Deferred tax assets
Property, plant and equipment	$13	$14
Investments	1	1
Compensated absences and other accruals	1	2
	15	17
Less: Valuation allowance	(1)	(1)
	14	16
Deferred tax liabilities
Intangible asset	-	(2)
	-	(2)
Net deferred tax assets	14	14

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at June 30, 2006. The valuation allowance relates to investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by 2009. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. At March 31, 2006, Infosys' US branch net assets amounted to approximately $261 million. The company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.5 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended June 30,
	2005	2006
Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP	269,581,842	274,995,563
Effect of dilutive common equivalent shares - stock options outstanding	7,504,321	6,407,825
Diluted earnings per equity share - weighted average number of common shares and common equivalent shares outstanding	277,086,163	281,403,388

 2.6 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $119 million as of March 31, 2006. As of June 30, 2006, Infosys held foreign exchange forward contracts of $160 million and United Kingdom Pound Sterling 2 million. The foreign exchange forward contracts mature between one to 12 months. As of March 31, 2006, the company held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. As of June 30, 2006, the company held common strike ratio options of $1 million, target profit forward options of Euro 34 million and range barrier options of $173 million.

 2.7 Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.7.1 Industry segments

(Dollars in millions)
Three months ended June 30, 2005
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$173	$63	$82	$46	$112	$476
Identifiable operating expenses	73	29	32	20	46	200
Allocated expenses	46	15	20	11	33	125
Segmental operating income	54	19	30	15	33	151
Unallocable expenses						18
Operating income						133
Other income, net						7
Income before income taxes						140
Provision for income taxes						18
Net income						$122

Three months ended June 30, 2006
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$241	$95	$117	$64	$143	$660
Identifiable operating expenses	110	40	43	28	61	282
Allocated expenses	67	27	32	18	40	184
Segmental operating income	64	28	42	18	42	194
Unallocable expenses						24
Operating income						170
Gain on sale of long term investment						1
Other income, net						28
Income before income taxes and minority interest						199
Provision for income taxes						23
Income before minority interest						176
Minority interest						2
Net income						$174

2.7.2 Geographic segments

(Dollars in millions)
Three months ended June 30, 2005
	North America	Europe	India	Rest of the World	Total
Revenues	$303	$114	$11	$48	$476
Identifiable operating expenses	131	46	5	18	200
Allocated expenses	77	27	3	18	125
Segmental operating income	95	41	3	12	151
Unallocable expenses					18
Operating income					133
Other income, net					7
Income before income taxes					140
Provision for income taxes					18
Net income					$122

Three months ended June 30, 2006
	North America	Europe	India	Rest of the World	Total
Revenues	$422	$173	$9	$56	$660
Identifiable operating expenses	188	68	4	22	282
Allocated expenses	118	48	2	16	184
Segmental operating income	116	57	3	18	194
Unallocable expenses					24
Operating income					170
Gain on sale of long term investment					1
Other income, net					28
Income before income taxes and minority interest					199
Provision for income taxes					23
Income before minority interest					176
Minority interest					2
Net income					$174

2.7.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2005 and 2006.

2.8 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.9 Acquisition of minority interest in Progeon

On June 30, 2006, Infosys acquired 8,750,000 equity shares of Progeon Limited from Citicorp International Finance Corporation for a consideration of $116 million. As of June 30, 2006, Infosys holds 96.96% of the outstanding equity shares of Progeon Limited.

The purchase price has been allocated based on management's preliminary estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$2
Net current assets	13
Deferred tax liabilities	(2)
Customer contracts	19
Goodwill	84
Total purchase price	$116

The identified customer contracts intangible is being amortized over a period of four years, being management's estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company's market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in the business process management area.

2.10 Stock split

On June 10, 2006, the members of the company approved a 1:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with 1 additional share being issued for every share held. As the change in the capital structure of the company has not been effected before the date of issuance of these financial statements, the change in the capital structure has not been given retroactive effect in the balance sheet as of June 30, 2006. The computations of basic and diluted EPS have also not been adjusted retroactively for all periods presented to reflect the change in capital structure. Financial statements issued after the date of change in capital structure will reflect retrospective application of the change in the balance sheet and computations of basic and diluted EPS.

The pro-forma information presented below reflects retrospective application of the stock split.

	Three months ended June 30,
Earnings per equity share (Pro-forma)	2005	2006
Basic	$ 0.23	$ 0.32
Diluted	$ 0.22	$ 0.31
Weighted average equity shares used in computing earnings per equity share(Pro-forma)
Basic	539,163,684	549,991,126
Diluted	554,172,326	562,806,776